

Mail Stop 4631

January 8, 2010

via U.S. mail and facsimile

Paulo Penido Pinto Marques, CFO
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04.538-132, Sao Paulo - SP, Brazil

> **RE:** **National Steel Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 1-14732**

Dear Mr. Marques:

We have reviewed your response letters dated October 23, 2009 and November 17, 2009, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

5A. Operating Results, page 55

Markets and Product Mix, page 55

1. We note your response to comment 1 in our letter dated September 17, 2009. Specifically, we note your reference to footnote 1 to the Net Operating Revenues table on page 57 as representing the difference between the total net operating revenues presented in the table and net operating revenues for the steel reportable segment in Note 19. Based on the definition of net operating revenues from your consolidated statements of income, net operating revenues in Note 19 for fiscal year 2008 is $5.865 billion for the steel reportable segment. Net operating revenues for the steel reportable segment per the table on page 57, including the amount in footnote 1, is $7.187 billion. Given the significant difference, we continue to request that you revise your disclosures for net operating revenues on page 57 in an amendment to your fiscal year 2008 Form 20-F to reconcile for investors the

differences between the table presented on page 57 and the amounts disclosed in Note 19 for your steel reportable segment's net operating revenues for each period presented.

Results of Operations, page 63

2. We note your response to comment 2 in our letter dated September 17, 2009. As previously requested, please revise your results of operations discussion and analysis to include a discussion and analysis for your mining reportable segment, as this reportable segment represented 27% of fiscal year 2008 consolidated operating income. Based on the significance of the reportable segment to your fiscal year 2008 consolidated operating income, there is a concern that investors have not been provided sufficient information to fully assess your historical operating results with a view toward future operating result expectations to the extent known. With regard to the disclosure you provided in your response letter, please provide investors with a more detailed analysis. For example, please provide some context of the 18.5 million tons of iron ore sales volume recorded in 2008 with the tons of iron ore sold in 2007 along with an explanation as to why there was an increase in capacity in the Itaguaí Port. Please also quantify the impact of the increase in average iron ore prices for fiscal year 2008 as compared to fiscal year 2007. Further, the disclosures regarding the amount of revenues, gross profit and operating income recognized in fiscal year 2008 for NAMISA provide investors with a material insight as to the change in the mining reportable segment's revenues, gross profit and operating income in future periods, as required by Item 303(A)(3)(ii) of Regulation S-K.

3. As previously requested, please include the additional disclosures you intend to include in future filings in response to comment 3 in our letter dated September 17, 2009, in an amendment to your fiscal year 2008 Form 20-F. There is a concern that your current disclosures do not provide investors with sufficient information to understand your historical operating results with a view toward future operations as seen through the eyes of management. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

4. We note your response to comment 4 in our letter dated September 17, 2009. As previously requested, please revise your explanation for the income recognized in fiscal year 2008 related to the change in fair value of your foreign exchange derivative instruments as compared to the expense recognized in fiscal year 2007 in an amendment to your fiscal year 2008 Form 20-F. There continues to be a concern that investors may not understand the income recognized for the change in fair value of your foreign exchange derivative instruments. Your disclosure currently appears to attribute the income recognized in fiscal year 2008 to the slight appreciation of the

average exchange rate in fiscal year 2008 as compared to the average exchange rate in fiscal year 2007 rather than the depreciation of the exchange rate as of December 31, 2008, as compared to the exchange rate as of December 31, 2007.

5D. Trend Information, page 82

5. We note your response to comment 5 in our letter dated September 17, 2009, including the disclosure you intend to include in future filings. As the trend information is required disclosure by Item 5.d. of Form 20-F, we continue to request that you amend your fiscal year 2008 Form 20-F to provide the required disclosures. In addition, please revise the disclosure you provided in your response letter to specifically state each of the most significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year and any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition with a cross-reference of the more detailed discussion of each item noted that is located elsewhere in the Form 20-F.

6. We note your response to comment 6 in our letter dated September 17, 2009. It is unclear how you determined that a significant variation in interest rates and/or in currency exchange rates would not result in a material impact to your financial statements, including your results of operations. In this regard, we note that the depreciation of the Real as compared to the US Dollar as of December 31, 2008, as compared to December 31, 2007, did result in a material impact to income before income taxes and equity in results of affiliated companies for fiscal year 2008. We further note that you paid R1.1 billion in the third quarter of fiscal year 2009 to settle equity, foreign exchange, and interest derivative instruments, which appear to be material to your cash flows. As such, we continue to request that you revise your Item 11 disclosures to include the expected impact of market fluctuations on your existing derivative positions (i.e., what market change would cause you to recognize a loss on your derivative positions). Refer to Items 5D and 11 of Form 20-F for guidance.

Management's annual report on internal control over financial reporting, page 116

7. We note your response to comment 7 in our letter dated September 17, 2009. We note that one of the implications from the material weakness identified was that you were not consolidating International Investment Fund (I.I.F.), which has an equity interest in an entity that is recognized under the equity method of accounting. We further note your assessment of materiality for fiscal years 2006 and 2007. However,

we note that this entity was formed in fiscal year 1999. Please confirm to us that the equity investment held by I.I.F. was acquired during fiscal year 2006 and that no other assets, liabilities or revenue and/or expense-generating activities were present until fiscal year 2006. Otherwise, please provide us with the amounts that should have been recognized during fiscal years 1999 – 2005 for I.I.F. Please also provide us with your full assessment of materiality based on the guidance in SAB Topic 1:N. Please also tell us how you corrected the prior period misstatements identified during fiscal year 2008. Refer to SFAS 154 for guidance.

8. We note that you did not provide investors with a more detailed understanding of the material weakness in terms of your internal control over financial reporting and your consolidated financial statements because the material weakness you identified had no material impact on your consolidated financial statements. We also note your conclusion and KPMG's conclusion that if the material weakness is not remediated, there is a potential that a material misstatement may occur in the future. As such, we continue to request that you provide investors with a more detailed discussion of the material weakness such that they will be able to evaluate the impact of the material weakness on your internal control over financial reporting and consolidated financial statements in an amendment to your fiscal year 2008 Form 20-F. As previously requested, please provide investors with a more descriptive explanation of the control deficiency and the impact the control deficiency may have on your consolidated financial statements and internal control over financial reporting. Please also revise your definition of a material weakness to conform to the definition in Rule 1-02 of Regulation S-X and AS No. 5.

9. As requested in comment 20 in our letter dated September 17, 2009, please include a discussion of the amendment and the facts and circumstances surrounding it; how the amendment impacted the CEO and CFO's original conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting; and anticipated changes to disclosure controls and procedures and internal control over financial reporting to prevent future disclosure deficiencies of a similar nature.

Changes in internal control over financial reporting, page 116

10. In an amendment to your fiscal year 2008 Form 20-F, please disclose the changes that were made to your internal control over financial reporting that you implemented during fiscal year 2008 to remediate the fiscal year 2007 material weakness, as discussed in your response to comment 8 in our letter dated September 17, 2009. Refer to Item 15(d) of Form 20-F for guidance.

2 Summary of significant accounting policies and practices, page FS-10

(f) Inventories, page FS-12

11. We note your response to comment 10 in our letter dated September 17, 2009. Given the significance of inventories to your consolidated financial statements, please include the revised accounting policy included in your response letter in an amendment to your fiscal year 2008 Form 20-F, as previously requested.

(p) Accrual for contingencies and disputed taxes payable, page FS-15

12. We note your response to comment 11 in our letter dated September 17, 2009. As previously noted, we continue to have a concern as to how your stated accounting policy regarding the disputed taxes payable fully complies with US GAAP, as the accounting policy references FASB CON 6 for the disputed taxes payable as opposed to your other contingencies, which are recognized in accordance with SFAS 5 and based on an assessment that the loss is probable. As previously noted, the reference to FASB CON 6 appears to be inconsistent with the requirements in paragraph 5 of SFAS 162. Therefore, we continue to request that you revise your disclosure to provide an accounting policy that complies with US GAAP in an amendment to your fiscal year 2008 Form 20-F.

10 Investments in affiliated companies and companies under common control, page FS-29

13. We note your response to comment 2 in our letter dated November 3, 2009. It continues to remain unclear how you comply with the guidance in EITF 96-16 for the deconsolidation of NAMISA as of December 30, 2008. Please provide us with a more detailed explanation as to the impact to NAMISA's business operations for those Major Decision Disagreements that are not subject to the Put and Call – Disagreement Mechanism. For example, we note that the approval of the annual operating budget would qualify as a Major Decision Disagreement that is not subject to the Put and Call – Disagreement Mechanism. Please provide us with a comprehensive discussion as to what happens in terms of the operation of NAMISA if there is a disagreement over the annual operating budget (i.e., would NAMISA continue with its normal operations if there is no approved annual operating budget?). As another example, we note that approval of the annual compensation for the eight Board of Officers is also considered a Major Decision Disagreement that is not subject to the Put and Call – Disagreement Mechanism. Please provide us with a comprehensive explanation as to the impact of a disagreement over the annual compensation to these eight Board of Officers (i.e., would they continue to receive the previously approved annual compensation, or would their compensation cease until approval is obtained?).

14. We note your response to comment 13 in our letter dated September 17, 2009, that the Casa de Pedra mine is your asset. Please further clarify the value of the Casa de Pedra mine recognized in your consolidated financial statements, including the line item the assets is recognized. As previously requested, please include the additional disclosures in an amendment to your fiscal year 2008 Form 20-F.

15. We note your response to comment 14 in our letter dated September 17, 2009. While we understand the earnings from NAMISA for the one day in fiscal year 2008 in which NAMISA was recognized as an equity method investee may be immaterial, it is unclear how you determined that the assets and liabilities information is also immaterial as of December 31, 2008. Please advise or provide the disclosures required by Article 4-08(g) of Regulation S-X for NAMISA's assets and liabilities as of December 31, 2008, in an amendment to your fiscal year 2008 Form 20-F. Also, please request your auditors to consider the guidance in AU Section 390 and paragraphs .05-.09 of AU Section 561 regarding the impact this excluded disclosure has to their report date.

16. We note your response to comment 16 in our letter dated September 17, 2009. Please confirm to us that no material amounts of AOCI related to NAMISA just prior to NAMISA's transaction with Big Jump on December 30, 2008 (i.e., amount of AOCI for NAMISA on December 29, 2008 was immaterial).

13 Loans and financing, page FS-32

17. As previously requested, please include the disclosure you provided in your letter in response to comment 17 in our letter dated September 17, 2009, in the amendment to your fiscal year 2008 Form 20-F.

18. We note your response to comment 18 in our letter dated September 17, 2009. Please clarify for us and disclose in an amendment to your fiscal year 2008 Form 20-F the payment terms for the interest on the perpetual notes in the amount of US$750 million. Specifically, please clarify whether interest payments are mandatory.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief